September 13, 2005


Rufus Decker,
   Accounting Branch Chief,
      Securities and Exchange Commission,
         100 F Street, N.E.,
            Washington, D.C.  20549.

         Re: Grupo Imsa, S.A. de C.V. -- Form 20-F for the fiscal year ended December 31, 2004
              Form 6-K filed July 28, 2005
              File No. 1-14544
              ----------------

Dear Mr. Decker:

         On behalf of our client, Grupo Imsa, S.A. de C.V. (the "Company"), we enclose herewith the Company's response to the staff's comment letter (the "Comment Letter") dated August 16, 2005 concerning the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "2004 Annual Report") and Report of a foreign issuer on Form 6-K filed on July 28, 2005 (the "Form 6-K"). The information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the 2004 Annual Report and in the Form 6-K. The Company also acknowledges that the staff's comments or changes to disclosure in response to the staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2004 Annual Report or the Form 6-K, and that the Company may not assert the staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the 2004 Annual Report.

         To facilitate the staff's review, we have included in this letter the captions and numbered comments in bold text and have provided the Company's responses immediately following each numbered comment. References to page numbers herein are

Grupo Imsa, S.A. de C.V.                                                  Page 2

references to page numbers in the 2004 Annual Report. Figures presented below are derived from audited financial statements. Figures in future filings will be updated and are subject to audit. Except as otherwise noted, figures are presented in Mexican pesos.

GENERAL
-------

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS PLEASE SHOW US IN YOUR SUPPLEMENTAL RESPONSE WHAT THE REVISIONS WILL LOOK LIKE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS.

     Response
     --------

     The Company is including in this letter examples of modified information to be included in future filings.

SELECTED FINANCIAL DATA, PAGE 2
-------------------------------

2. PLEASE REVISE YOUR TABLE TO INCLUDE THE U.S. GAAP EARNINGS PER SHARE AS WELL AS ANY OTHER ITEMS REQUIRED TO BE PRESENTED IN SELECTED FINANCIAL DATA UNDER MEXICAN GAAP IF DIFFERENT ON A U.S. GAAP BASIS. PLEASE SEE THE MINUTES TO THE AICPA INTERNATIONAL PRACTICES TASK FORCE JULY 15, 2003 MEETING, SPECIFICALLY AGENDA ITEM 12.

     Response
     --------

     As requested by the staff, the Company will revise the table under Selected Financial Data in future filings to include U.S. GAAP earnings per share as follows:

                                   2004       2003       2002      2001     2000
           U.S. GAAP:
     (Figures in Mexican pesos)
         Earnings per share        2.07       0.42       0.53      0.55     0.34


     The Company has concluded that there are no additional items required to be presented in selected financial data under Mexican GAAP that are different on a U.S. GAAP basis other than those items already disclosed.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, PAGE 43
-----------------------------------------------------------

3.   PLEASE REVISE YOUR TABLE OF CONTRACTUAL CASH OBLIGATIONS TO INCLUDE THE
     FOLLOWING:

     o ESTIMATED INTEREST PAYMENTS ON YOUR DEBT;
     o ESTIMATED PAYMENTS UNDER INTEREST RATE SWAP AGREEMENTS; AND
     o PLANNED FUNDING OF PENSION AND OTHER POST RETIREMENT BENEFIT OBLIGATIONS.

Grupo Imsa, S.A. de C.V.                                                  Page 3

     BECAUSE THE TABLE IS AIMED AT INCREASING TRANSPARENCY OF CASH FLOW, WE BELIEVE THESE PAYMENTS SHOULD BE INCLUDED IN THE TABLE. PLEASE ALSO DISCLOSE ANY ASSUMPTIONS YOU MADE TO DERIVE THESE AMOUNTS. IF YOU CHOOSE NOT TO INCLUDE THESE PAYMENTS, A FOOTNOTE TO THE TABLE SHOULD CLEARLY IDENTIFY THE EXCLUDED ITEMS AND PROVIDE ANY ADDITIONAL INFORMATION THAT IS MATERIAL TO AN UNDERSTANDING OF YOUR CASH REQUIREMENTS.

     Response
     --------

     As requested by the staff, the Company will revise the table of contractual cash obligations in future filings to include the requested items as follows:

                                                         Payments Due by Period
                                                      (In millions of U.S. Dollars)
                                        Total     Less than 1     1-3       3-5      More than 5
                                                     year        years     years        years
      Estimated interest payments:
            - Debt                       2.36         1.17        1.19        0            0
            - Swap Agreements (1)       51.25        18.90       31.30      1.05           0

     Planned pension plan funding:       17.1          1.0         4.5       5.9          5.7

        Post retirement benefit
              obligations:               13.0          1.6         4.4       3.6          3.4

     (1) Because all the Company's major credit facilities have variable rates linked to LIBOR, for purposes of calculating future interest expense, it has been assumed that LIBOR rates are equal to LIBOR swap rates effective as of December 31, 2004 for the average life of each obligation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 44
---------------------------------------------------

4. IT IS UNCLEAR WHY YOU BELIEVE THAT THERE ARE NO CRITICAL ACCOUNTING POLICIES AND ESTIMATES THAT MAY HAVE A MATERIAL IMPACT [ON] YOUR FINANCIAL STATEMENTS. SIGNIFICANT ESTIMATES AND ASSUMPTIONS ARE INHERENT IN THE PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH U.S. GAAP AND, AS YOU STATE IN NOTE 3(S), MEXICAN GAAP. PLEASE REVISE OR ADVISE.

     Response
     --------

     The Company agrees that the assertion that "there are no critical accounting policies and estimates that may materially affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements

Grupo Imsa, S.A. de C.V.                                                  Page 4

     and, therefore, have a material impact on the Company's Consolidated Financial Statements" is confusing because the Company describes policies that require the application of critical estimates and/or judgments in the MD&A discussion of critical accounting policies and in the notes to the Company's Consolidated Financial Statements. The Company advises the staff that it will delete this sentence in future filings.

5. YOUR CRITICAL ACCOUNTING POLICIES AND ESTIMATES SECTION SHOULD FOCUS ON THOSE ESTIMATES THAT ARE CRITICAL TO YOUR CONSOLIDATED FINANCIAL STATEMENTS. THE DISCUSSION SHOULD INCLUDE A DISCUSSION OF THE MATERIAL ASSUMPTIONS YOU MADE IN ARRIVING AT THE CRITICAL ESTIMATE AND ADVISE AN INVESTOR OF THE FINANCIAL STATEMENT IMPACT SHOULD ACTUAL RESULTS DIFFER FROM YOUR ESTIMATES. PLEASE REFER TO SEC INTERPRETIVE RELEASE NO. 33-8350 AND SEC OTHER RELEASE NO. 33-8040, BOTH OF WHICH YOU CAN FIND ON OUR WEBSITE AT WWW.SEC.GOV. PLEASE IDENTIFY ALL OF YOUR CRITICAL POLICIES AND ESTIMATES AND EXPAND YOUR DISCUSSION TO ADDRESS THE FOLLOWING AREAS:

     o TYPES OF ASSUMPTIONS UNDERLYING THE MOST SIGNIFICANT AND SUBJECTIVE ESTIMATES;
     o SENSITIVITY OF THOSE ESTIMATES TO DEVIATIONS OF ACTUAL RESULTS FROM MANAGEMENT'S ASSUMPTIONS; AND
     o CIRCUMSTANCES THAT HAVE RESULTED IN REVISED ASSUMPTIONS IN THE PAST.

     Response
     --------

     As explained in the Company's response to the previous comment, the Company has identified all of its critical accounting policies and estimates and believes that the related disclosure is sufficient.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1
-----------------------------------------------------------------

6. PLEASE NOTE THAT THE REPORT YOU OBTAIN FROM YOUR INDEPENDENT ACCOUNTANT SHOULD INDICATE THE CITY AND STATE WHERE THE REPORT WAS ISSUED.

     Response
     --------

     A copy of the original report issued by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu ("Deloitte & Touche"), which was provided to the Company prior to filing the 2004 Annual Report, is attached to this response letter. Deloitte & Touche has advised the Company that the letterhead on which the original report was printed includes the city, state and country in which the report was issued as required by Rule 2-02 of Regulation S-X (Accountants' Reports and Attestation Reports on Management's Assessment of Internal Control over Financial Reporting). The electronic copy of the report that was filed with the SEC did not contain the information included in the letterhead. In response to the staff's comment, the Company can confirm that

Grupo Imsa, S.A. de C.V.                                                  Page 5

     reports of Deloitte & Touche included in future filings will include the city and state in which the report was issued.

INDEPENDENT AUDITORS' REPORT, PAGE F-3
--------------------------------------

7. WE NOTE THE REFERENCE TO AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES. PLEASE NOTE THAT AUDITING STANDARD 1 ISSUED BY THE PCAOB REQUIRES THAT AUDITORS' REPORTS ISSUED OR REISSUED AFTER MAY 24, 2004 STATE COMPLIANCE WITH THE "STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)," RATHER THAN U.S. GAAS.

     Response
     --------

     The Company advises the staff that it will request that the auditor of its South American subsidiary ABC Battery Company, L.L.C. change its reference from U.S. GAAS to Standards of the Public Company Accounting Oversight Board (United States) in future filings. Please be advised that the Company has sold its South American subsidiary.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9
--------------------------------------------------

E. INVENTORIES AND COST OF SALES, PAGE F-10
-------------------------------------------

8. PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF SALES AND OPERATING EXPENSE LINE ITEMS. PLEASE ALSO DISCLOSE WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS, AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN THE COST OF SALES LINE ITEM. WITH THE EXCEPTION OF WAREHOUSING COSTS, IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF SALES, PLEASE DISCLOSE:

     o IN A FOOTNOTE THE LINE ITEMS IN WHICH THESE COSTS ARE INCLUDED AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED, AND
     o IN MD&A THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO THOSE OF OTHER ENTITIES, SINCE SOME ENTITIES INCLUDE ALL OF THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF SALES WHILE OTHERS LIKE YOU EXCLUDE A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM IN THE OPERATING EXPENSE LINE ITEM.


     Response
     --------

     Expenses related to inbound freight charges, purchasing and receiving costs, inspection costs (including quality control) and warehousing costs are recorded within the cost of sales line item. Because the Company's

Grupo Imsa, S.A. de C.V.                                                  Page 6

     distribution network is primarily organized throughout its different business segments by independent distributors, the Company does not consider distribution costs to be material and charges them to operating expenses. During 2004, the above-mentioned expenses recorded within cost of sales amounted to approximately Ps 1.4 billion and distribution expenses charged to operating expenses amounted to Ps 37 million.

     NOTE 15 - BUSINESS SEGMENT DATA, PAGE F-19
     ------------------------------------------

9. WE NOTE ON PAGE F-9 THAT FINANCIAL STATEMENTS AND RELATED NOTES HAVE BEEN RESTATED TO REFLECT THE EFFECTS OF INFLATION. IT APPEARS THAT SOME OF THE 2003 CONSOLIDATED AMOUNTS ON PAGE F-19 HAVE NOT BEEN ADJUSTED FOR INFLATION AS THEY DO NOT AGREE TO THE CONSOLIDATED FINANCIAL STATEMENTS. PLEASE ADVISE OR REVISE.

     Response
     --------

     The Company advises the staff that the apparent differences between some of the 2003 consolidated amounts on page F-19 and the consolidated financial statements relate to the Total Assets and Total Liabilities of the Company and are the result of a 2004 change in the Company's business segments following the sale of the Company's automotive battery business. As explained in the paragraph immediately preceding the business segment data table, discontinued operations are presented separately on the Company's balance sheet and are included in the Company's Total Assets and Total Liabilities as follows:

                                         Assets                    Liabilities

     Total per balance sheet            $ 36,030                  $  19,491
     Less:
          - Current amounts                1,838                      1,715
          - Non-current amounts            2,607                      1,135
     Total per segment footnote         $ 31,585                  $  16,641


NOTE 17 - DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES,
------------------------------------------------------------------------------
PAGE F-21
---------

10. IT IS UNCLEAR WHETHER YOU HAVE PRESENTED THE ADJUSTMENTS IN THE RECONCILIATION OF NET INCOME ON A GROSS BASIS AND REFLECTED THE TAX EFFECT OF THE ADJUSTMENTS IN THE DEFERRED TAX LINE ITEM. PLEASE PRESENT THE RECONCILING ITEMS ON A GROSS BASIS WITH THE TAX EFFECT OF RECONCILING ITEMS REFLECTED IN A SEPARATE LINE ITEM.

Grupo Imsa, S.A. de C.V.                                                  Page 7

     Response
     --------

     The Company confirms that the adjustments in the reconciliation of net income are presented on a gross basis. The deferred tax effect of those adjustments is included in the deferred tax line item.

STATEMENT OF OPERATIONS DATA, PAGE F-22
---------------------------------------

11. PLEASE REVISE YOUR TABULAR DISCLOSURE RELATED TO PROPORTIONATELY CONSOLIDATED ENTITIES TO INCLUDE GROSS PROFIT AS REQUIRED BY ITEM 17(C)(2)(VII) OF FORM 20-F AND RULE 1-02(BB)(1)(II) OF REGULATIONS S-X.

     Response
     --------

     The Company advises the staff that, in future filings, it will report its subsidiaries' gross profit on a proportional basis as follows:

                                             2004           2003         2002
                                             ----           ----         ----

Statement of Operations Data:
         Net sales                            341           873           612
         Gross Profit                          86           275           187

         Net Income (loss)                     31            99          (127)


J - OTHER DIFFERENCES AND SUPPLEMENTAL U.S. GAAP DISCLOSURES, PAGE F-28
-----------------------------------------------------------------------

(5) STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------

12. IT IS UNCLEAR WHETHER THE ENTIRE ACCUMULATED BALANCE OF OTHER COMPREHENSIVE INCOME IS THE RESULT OF HOLDING NONMONETARY ASSETS. IF NOT, PLEASE NOTE THAT PARAGRAPH 26 OF SFAS 130 REQUIRES THAT YOU DISCLOSE EACH OF THE COMPONENTS OF THE ACCUMULATED BALANCE OF OTHER COMPREHENSIVE INCOME.

     Response
     --------

     The Company confirms that the accumulated balance of other comprehensive income is the result of holding nonmonetary assets and the currency translation adjustment. In the future the Company will break out the items and present them separately.

                          Form 6-K filed July 28, 2005
                          ----------------------------

13. PLEASE NOTE THAT ITEM 100 OF REGULATION G REQUIRES THAT YOUR PRESENTATION OF THE NON-GAAP MEASURE EBITDA BE ACCOMPANIED BY A QUANTITATIVE RECONCILIATION TO THE MOST COMPARABLE GAAP MEASURE, WHICH FOR A LIQUIDITY MEASURE WOULD BE CASH PROVIDED BY OPERATING ACTIVITIES. PLEASE REVISE ACCORDINGLY.

     Response
     --------

     The Company does not believe that Item 100 of Regulation G applies to the Form 6-K. Paragraph (c) of Item 100 provides an exception for the disclosure of a non-GAAP financial measure that is made by a registrant that is a foreign private issuer if:

       1. The securities of the foreign private issuer are listed or quoted on a securities exchange or inter-dealer quotation system outside the United States;

       2. The non-GAAP financial measure is not derived from or based on a measure calculated and presented in accordance with generally accepted accounting principles in the United States; and

       3. The disclosure is made by or on behalf of the registrant outside the United States, or is included in a written communication that is released by or on behalf of the registrant outside the United States.

     Moreover, Note 2 to Item 100 provides that the exception in (c) applies notwithstanding the existence of one or more of the following circumstances:

       1. A written communication is released in the United States as well as outside the United States, so long as the communication is released in the United States contemporaneously with or after the release outside the United States and is not otherwise targeted at persons located in the United States;

       2. Foreign journalists, U.S. journalists or other third parties have access to the information;

       3. The information appears on one or more web sites maintained by the registrant, so long as the web sites, taken together, are not available exclusively to, or targeted at, persons located in the United States; or

       4. Following the disclosure or release of the information outside the United States, the information is included in a submission by the registrant to the Commission made under cover of a Form 6-K.

Grupo Imsa, S.A. de C.V.                                                  Page 9

     The Company believes it has satisfied each of the conditions enumerated in paragraph (c) above. The Company's securities are listed on the Mexican Bolsa. The non-GAAP measure EBITDA set forth in the Form 6-K was not derived from or based on a measure calculated and presented in accordance with generally accepted accounting principles in the United States. The second quarter results containing the EBITDA amount were included in a press release issued by the Company in Mexico and simultaneously in the United States. For these reasons, the Company believes it is entitled to rely on the exemption in paragraph (c) of Rule 100 with respect to its Form 6-K.

                                     * * * *

         Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-3484 or Linda Sharaby at
(212) 558-3131. Please send copies of any correspondence relating to this filing to Ann Bailen Fisher by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.



                                           Very truly yours,

                                           /s/ Ann Bailen Fisher

                                           Ann Bailen Fisher


cc:  Eugenio Clariond Reyes
     Marcelo Canales Clariond
     Enrique Gonzalez Gonzalez
     Jorge Sanchez Martin
     Mario A. Cantu Garcia
     (Grupo Imsa, S.A. de C.V.)

     Marie Trimeloni, Staff Accountant
     Scott Watkinson, Review Accountant
     (Securities and Exchange Commission)